Exhibit 12.1

NCR Corporation
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in millions)

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Earnings
(Loss) income before income taxes, non-controlling interest, discontinued operations (1)	$(95)	$137	$554	$698	$(164)
Fixed charges	222	224	142	76	46
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(4)	(4)	(4)	(2)	—
Adjusted earnings	$123	$357	$692	$772	$(118)
Fixed charges
Interest expense	$173	$181	$103	$42	$13
Portion of rental expense representative of the interest factor (2)	49	43	39	34	33
Fixed charges added to earnings	$222	$224	$142	$76	$46
Ratio of earnings to fixed charges	N/A*	1.59	4.87	10.16	N/A*
Preferred stock dividends and preferred stock accretion	4	—	—	—	—
Ratio of earnings before provision for income taxes to earnings from continuing operations (3)	1.00	—	—	—	—
Preferred stock dividend factor	4	—	—	—	—
Fixed charges and preferred stock dividends	$226	$224	$142	$76	$46
Ratio of earnings to fixed charges and preferred stock dividends	N/A**	1.59	4.87	10.16	N/A**

* For the years ended December 31, 2015 and 2011, the ratio of earnings to fixed charges coverage is less than 1:1. We would have needed to generate additional earnings of $99 million and $164 million to achieve a coverage of 1:1 in the years ended December 31, 2015 and 2011, respectively.

** For the years ended December 31, 2015 and 2011, the ratio of earnings to fixed charges and preferred stock dividends coverage is less than 1:1. We would have needed to generate additional earnings of $103 million and $164 million to achieve a coverage of 1:1 in the years ended December 31, 2015 and 2011, respectively.

(1) The preferred stock dividends are included in fixed charges (i.e. the denominator of the ratio calculation) but excluded from the numerator of the ratio calculation as such amount was not deducted in arriving at the pre-tax income (loss) from continuing operations, as defined.

(2) Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

(3) Given the current year tax expense on income before income taxes, non-controlling interest, and discontinued operations, the ratio of earnings before provision for income taxes to earnings from continuing operations is less than 1. As such, there is no gross up adjustment for the preferred stock dividends and preferred stock accretion.